SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                        Commission File Number  0-18827


                          NOTIFICATION OF LATE FILING

(Check One):  [ X ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [  ] Form 10-Q

[  ]  Form N-SAR
       For Period Ended: ___________________________________________________
[  ]  Transition Report on Form 10-K   [  ] Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F   [  ] Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K
       For the Transition Period Ended: ____________________________________
       Read attached instruction sheet before preparing form. Please print or type.
       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________
____________________________________________________________________________


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant    First Community Banking Services, Inc.
Former name if applicable___________________________________________________
Address of principal executive office (Street and number)
          300 Peachtree Parkway South
City, state and zip code   Peachtree City, GA  30269

                                  PART II
                         RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On March 31, 1998, the Company filed its Form 10-KSB for the year ended December 31, 1997, but the Form 10-KSB incorporated by reference Items 9 - 12 to the Company's Proxy Statement, which the Company had expected to file with the Commission on or prior to April 30, 1998. Due to the Company's previously announced pending merger with Regions Financial Corporation, the Company has postponed the date of its annual meeting and will not file its Proxy Statement prior to April 30, 1998. Consequently, the Company must amend its Form 10-KSB to include Items 9 - 12, but it is not able to do so prior to April 30, 1998 without unreasonable effort or expense. The Company's Form 10-KSB will be filed no later than May 15, 1998.

                                    PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Neil E. Grayson           (404)                  817-6000
         (Name)                 (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
no, identify report(s).                         [ X ] Yes   [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [   ]  Yes  [ X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
____________________________________________________________________________

____________________________________________________________________________

                   First Community Banking Services, Inc.
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 30, 1998               By:  /s/ Mark B. Kearsley
                                         Senior Vice President
                                         and Chief Financial Officer